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SECUR

19007684

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SEC FILE NUMBER
8-50272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sang Moon Kim — 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (16-02)

RMS

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Sang Moon Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　Feb/28/2019
Date

President
Title

Notary Public

NYKKOL KIMI MOZEE
Notary Public, State of New York
No. 01MO6355122
Qualified in Kings County
Commission Expires Feb. 27, 2021

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Samsung Securities (America), Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of December 31, 2018, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2010.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,511,600
TIME DEPOSITS	29,347,429
INTEREST RECEIVABLE	386,564
RECEIVABLE FROM PARENT	129,995
PREPAID INCOME TAXES	785,009
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $231,527	142,667
DEFERRED TAX ASSETS	1,426,250
OTHER ASSETS	94,857
TOTAL ASSETS	$ 34,824,371

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	$ 494,122
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	29,330,249
Total stockholder's equity	34,330,249
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 34,824,371

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Service revenue	$	2,991,778
Interest		637,799
Total revenues		3,629,577
EXPENSES:		
Employee compensation and benefits		1,160,489
Occupancy and equipment rental		506,155
Communications and data processing		277,085
Business development		188,106
Professional fees		308,990
Other operating expenses		353,130
Total expenses		2,793,955
INCOME BEFORE INCOME TAX EXPENSES		835,622
INCOME TAX EXPENSE		343,671
NET INCOME	$	491,951

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	491,951
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		32,982
Deferred income taxes		359,681
Loss on Disposal of property and equipment		187
Changes in assets and liabilities:		
Interest receivable		(166,173)
Receivable from Parent		582
Prepaid income taxes		(1,144)
Other assets		(18,209)
Accrued expenses and other liabilities		20,551
Net cash provided by operating activities		720,408
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of time deposits		(29,347,429)
Redemption of time deposits		29,085,633
Purchase of Property & Equipment		(54,039)
Net cash used in investing activities		(315,835)
NET INCREASE IN CASH AND CASH EQUIVALENTS		404,573
CASH AND CASH EQUIVALENTS		
Beginning of year		2,107,027
End of year	$	2,511,600

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
STOCKHOLDER'S EQUITY — January 1, 2018	50	$ 50	$4,999,950	$28,838,298	$33,838,298
Net income				491,951	491,951
STOCKHOLDER'S EQUITY — December 31, 2018	50	$ 50	$4,999,950	$29,330,249	$34,330,249

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct a securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits — Time deposits represent certificates of deposits placed with reputable financial institutions with original maturity terms of greater than three months but less than one year and are carried at fair value. Certain time deposits, amounting to approximately $16,350,000, have restrictions on immediate withdrawal prior to maturity for a penalty of one month interest.

Income Tax — The Company accounts for income tax in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on

derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2018.

Revenue Recognition — The Company recognizes service revenue at an agreed-upon markup of operating expenses, as described in note 5, pursuant to an agreement with the parent. Interest revenue is recognized when earned.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements — The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2018. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2018

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model whose input data are observable. The carrying amounts reported in the statement of financial condition for cash and cash equivalents, receivable from Parent, and interest receivable approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards — In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance codified in Accounting Standards Codification ("ASC") 606, *Revenue Recognition — Revenue from Contracts with Customers*, which amends the guidance in former ASC 605, *Revenue Recognition.* The standard establishes a five-step model framework which recognizes revenue as an entity transfers control of goods or services to the customer and requires enhanced disclosures. The revenue standard is effective for annual reporting periods beginning after December 15, 2017. The Company adopted ASC 606 on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. There was no impact to our accounting for service revenue.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which supersedes existing guidance on accounting for leases in ASC 840, *Leases*, and generally requires all leases to be recognized in the statement of financial condition. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018 with early adoption permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The adoption resulted in the recognition of a right-of-use asset of approximately $ 1,965,000 and a lease liability of approximately $2,000,000 upon adoption on January 1, 2019.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2018, the Company has net capital of $15,024,326, which exceeds the required net capital by $14,774,326.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAX

Income tax expenses (benefits) for the year ended December 31, 2018 are summarized as follows:

	Current	Deferred	Total
Federal	$ (6,551)	325,960	$ 319,409
State and local	(9,459)	33,721	24,262
	$ (16,010)	359,681	$ 343,671

The difference between the effective tax rate on income before income tax and the federal statutory rate was mainly due to state income tax and adjustments for net operating loss carryover amount claimed in 2017 in accordance with the provisions of the bilateral Advanced Pricing Agreement ("APA") entered between the Company and the Internal Revenue Services ("IRS") in 2015 for the tax years from 2006 through 2017.

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2018 are as follows:

	Deferred Tax Assets
Net operating loss carryover	$ 1,591,580
Property and equipment	(8,931)
Accrued expense and allowance	89,807
Tax credit	6,551
Deferred rent	16,349
Total deferred tax assets	1,695,356
Valuation allowance	(269,106)
Net deferred tax assets	$ 1,426,250

The Company established a partial valuation allowance of approximately $269,000 against its net deferred tax assets for the year ended December 31, 2018. The valuation allowance is established against the deferred tax asset on its net operating loss ("NOL") carried forward for New York City ("NYC") income tax purposes. The NOL deduction for NYC income tax purposes is limited by the NYC capital based taxes and therefore, the company does not believe it will be able to realize the benefit from the NOL deduction for NYC income tax purposes. The Company did not establish valuation allowances against all other deferred tax assets including its Federal and New York State net operating loss carryforwards as it is more likely than not that the rest of deferred tax assets will be realized in near future. As of December 31, 2018, the Federal net operating loss carryforwards is approximately $4,392,000, which will expire through year 2024.

The Company's corporate income tax returns for the year ended December 31, 2015 through 2017 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2018.

5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expense incurred by the Company plus an agreed-upon mark-up on such expenses except for tax related expenses. Such service revenue from the Parent amounted to approximately $2,992,000 for the year ended December 31, 2018. This related receivable from the Parent amounted to approximately $130,000 as of December 31, 2018.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation subject to a ceiling of $18,500 for the year ended December 31, 2018. Based

upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company. The Company's contributions to the plan were approximately $15,000 for the year ended December 31, 2018 and are included in employee compensation and benefits in the accompanying statement of income.

7. PROPERTY AND EQUIPMENT

At December 31, 2018, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 325,118
Furniture and fixtures	49,076
Total at cost	374,194
Less accumulated depreciation	(231,527)
Property and equipment - net	$ 142,667

Depreciation expense amounts to approximately $33,000 for the year ended December 31, 2018.

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in October 2028. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending December 31	Amount
2019	$ 246,212
2020	246,212
2021	246,212
2022	246,212
2023	249,309
Thereafter	1,249,898
	$2,484,055

The total rental expense for the year ended December 31, 2018 aggregates approximately $472,000 and is included in occupancy expense in the accompanying statement of income.

9. SUBSEQUENT EVENTS

The management of the company has evaluated subsequent events that may have occurred since December 31, 2018, and determined there were no events that would require adjustment to or additional disclosure in these financial statements.

* * * * * *

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of SAMSUNG SECURITIES CO., LTD.)

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

TOTAL STOCKHOLDER'S EQUITY	$ 34,330,249
NON-ALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:	
Time deposits	16,532,145
Receivable from Parent	129,995
Property and equipment, net	142,667
Prepaid income taxes	785,009
Deferred tax assets	1,426,250
Other assets	94,857
Total non-allowable assets and other capital charges	19,110,923
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	15,219,326
HAIRCUTS ON SECURITIES POSITIONS	195,000
NET CAPITAL	15,024,326
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$ 14,774,326

Note: There are no significant differences between the amounts above and the amounts as reported in the Company's amended FOCUS Report as of December 31, 2018, filed on February 21, 2019. Therefore, reconciliation of the two computations is not deemed necessary.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of SAMSUNG SECURITIES CO., LTD.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption appearing in paragraph (k)(2)(i) of the rule.